                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.  )*

                         Republic Airways Holdings Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                   760276 10 5
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                      [ ]      Rule 13d-1(b)
                                      [ ]      Rule 13d-1(c)
                                      [x]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 760276 10 5                 13G                     Page 2 of 10 pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   WexAir LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            19,308,756 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
     PERSON
      WITH:
                    7  SOLE DISPOSITIVE POWER

                       19,308,756 shares

                    8  SHARED DISPOSITIVE POWER

                       None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,308,756 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    61.2%

12  TYPE OF REPORTING PERSON
    OO

CUSIP NO. 760276 10 5                 13G                     Page 3 of 10 pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Wexford Capital LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]
                                                (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          19,308,756 shares
     PERSON
      WITH:
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       19,308,756 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,308,756 shares (includes 19,308,756 shares beneficially owned by WexAir LLC)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES
                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    61.2%

12  TYPE OF REPORTING PERSON
    OO

CUSIP NO. 760276 10 5                 13G                     Page 4 of 10 pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Charles E. Davidson

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [x]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          19,312,919 shares
     PERSON
      WITH:
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       19,312,919 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,312,919 shares (includes 19,308,756 shares Mr. Davidson may be deemed to beneficially own and options to purchase 4,163 shares that are exercisable or may become exercisable within 60 days of December
         31, 2004)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                          [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    61.2%

12  TYPE OF REPORTING PERSON

    IN

CUSIP NO. 760276 10 5                 13G                     Page 5 of 10 pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Joseph M. Jacobs

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [x]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          19,312,919 shares
     PERSON
      WITH:
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       19,312,919  shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,312,919 shares (includes 19,308,756 shares Mr. Jacobs may be deemed to beneficially own and options to purchase 4,163 shares that are exercisable or may become exercisable within 60 days of December 31,
         2004)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                          [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    61.2%

12  TYPE OF REPORTING PERSON

    IN

CUSIP NO. 760276 10 5                 13G                     Page 6 of 10 pages

Item 1(a)         NAME OF ISSUER

         Republic Airways Holdings Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         8909 Purdue Road, Suite 300
         Indianapolis, IN 46268

Item 2(a)         NAME OF PERSON FILING

       (i)   WexAir LLC

       (ii)  Wexford Capital LLC

       (iii) Charles E. Davidson

       (iv)  Joseph M. Jacobs

Item 2(b)         Address of Principal Business Office or, if none, Residence:

       (i)   Wexford Plaza
             411 West Putnam Avenue
             Greenwich, Connecticut 06830

       (ii)  Wexford Plaza
             411 West Putnam Avenue
             Greenwich, Connecticut 06830

       (iii) c/o Wexford Capital LLC
             Wexford Plaza
             411 West Putnam Avenue
             Greenwich, Connecticut 06830

       (iv)  c/o Wexford Capital LLC
             Wexford Plaza
             411 West Putnam Avenue
             Greenwich, Connecticut 06830

Item 2(c)         CITIZENSHIP:

         See Item 4 of the cover pages attached hereto

Item 2(d)         TITLE OF CLASS OF SECURITIES:

         Common Stock, $.001 par value

CUSIP NO. 760276 10 5                 13G                     Page 7 of 10 pages

Item 2(e)    CUSIP NUMBER:

         760276 10 5

Item 3       (i)   Not Applicable

             (ii)  Not Applicable

             (iii) Not Applicable

             (iv)  Not Applicable

Item 4       OWNERSHIP

       (a)   Amount beneficially owned and (b) Percent of Class: See Items 5 through 11 of the cover pages attached hereto.

             As of February 7, 2005, there were issued and outstanding
             31,558,756 shares of Common Stock. WexAir LLC has the sole power to dispose of or direct the disposition of 19,308,756 shares of Common
             Stock, having 61.2% of the combined voting power of the Common
             Stock. Wexford Capital LLC may be deemed to be the beneficial owner of 19,308,756 shares of Common Stock by virtue of being the managing member of WexAir LLC. Messrs. Davidson and Jacobs may be deemed to be the beneficial owner of 19,308,756 shares of Common
             Stock by virtue of being the managing members of Wexford Capital
             LLC. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares owned by WexAir LLC except to the extent of his interest in such shares through his interest in each member of
             WexAir LLC. Each of Messrs. Davidson and Jacobs also have options to purchase 10,000 shares of Common Stock. Of that amount, options to purchase 4,163 shares of Common Stock are exercisable or may become exercisable within 60 days of December 31, 2004.

       (c)   See Items 5 through 8  of the cover pages attached hereto

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable

CUSIP NO. 760276 10 5                 13G                     Page 8 of 10 pages

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             This Schedule is being filed by (i) WexAir LLC, the majority stockholder of Republic Airways Holdings Inc., (ii) Wexford Capital
             LLC, a Connecticut limited liability company ("Wexford Capital"), the managing member of WexAir LLC, (iii) Charles E. Davidson, chairman, a managing member and a controlling member of Wexford
             Capital and (iv) Joseph M. Jacobs, president, a managing member and a controlling member of Wexford Capital (collectively referred to as the "Filing Group"). The members of the Filing Group are filing this Schedule as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934,
             as amended (the "Exchange Act"). Except as expressly otherwise set forth in this Schedule, each member of the Filing Group disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other member of the Filing Group or any other person.

Item 9       NOTICE OF DISSOLUTION OF GROUP

             Not Applicable

Item 10      CERTIFICATION

             Not Applicable

                                                              Page 9 of 10 pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 10, 2005

                                      WEXAIR LLC

                                      By: /s/ Arthur H. Amron
                                          -------------------
                                      Name:  Arthur H. Amron
                                      Title: Vice President and Assistant
                                      Secretary

                                      WEXFORD CAPITAL LLC

                                      By: /s/ Arthur H. Amron
                                          -------------------
                                      Name:  Arthur H. Amron
                                      Title: Principal and Secretary

                                      /s/ Charles E. Davidson
                                      -----------------------
                                      Charles E. Davidson

                                      /s/ Joseph M. Jacobs
                                      -----------------------
                                      Joseph M. Jacobs

                                                             Page 10 of 10 pages

                                                                       Exhibit A

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of
1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to securities held by each of them in Republic Airways Holdings Inc.

                                      February 10, 2005

                                      WEXAIR LLC

                                      By: /s/ Arthur H. Amron
                                          -------------------
                                      Name:  Arthur H. Amron
                                      Title: Vice President and Assistant
                                      Secretary

                                      WEXFORD CAPITAL LLC

                                      By: /s/ Arthur H. Amron
                                          -------------------
                                      Name:  Arthur H. Amron
                                      Title: Principal and Secretary

                                      /s/ Charles E. Davidson
                                      -----------------------
                                      Charles E. Davidson

                                      /s/ Joseph M. Jacobs
                                      -----------------------
                                      Joseph M. Jacobs